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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                 SCHEDULE 14D-1
              TENDER OFFER STATEMENT PURSUANT TO SECTION 14(D)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                                      AND
                        AMENDMENT NO. 1 TO SCHEDULE 13D
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                             ---------------------

                        KASH N' KARRY FOOD STORES, INC.
                           (Name of Subject Company)

                              KK ACQUISITION CORP.
                               FLI HOLDING CORP.
                                FOOD LION, INC.
                                  (Bidder(s))

                         COMMON STOCK, $0.01 PAR VALUE
                   (INCLUDING PREFERRED SHARE PURCHASE RIGHTS
                          ISSUED WITH RESPECT THERETO)
                         (Title of Class of Securities)

                                   48577P106
                     (CUSIP Number of Class of Securities)
                           R. WILLIAM MCCANLESS, ESQ.
             SENIOR VICE PRESIDENT AND CHIEF ADMINISTRATIVE OFFICER
                                FOOD LION, INC.
                                 P.O. BOX 1330
                              2110 EXECUTIVE DRIVE
                        SALISBURY, NORTH CAROLINA 28145
                           TELEPHONE: (704) 633-8250
                 (Name, address and telephone number of Persons
                Authorized to Receive Notices and Communications
                              on behalf of Bidder)
                            ------------------------

                                    COPY TO:
                            BRUCE S. MENDELSOHN AND
                          RUSSELL W. PARKS, JR., P.C.
                   AKIN, GUMP, STRAUSS, HAUER & FELD, L.L.P.
                        1333 NEW HAMPSHIRE AVENUE, N.W.
                                   SUITE 400
                             WASHINGTON, D.C. 20036
                           TELEPHONE: (202) 887-4000

                               NOVEMBER 15, 1996
                            ------------------------

                           CALCULATION OF FILING FEE

                      TRANSACTION VALUE                                              AMOUNT OF FILING FEE
                       $121,532,164(1)                                                    $24,307(2)

/ / Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

                                    Filing
Amount Previously Paid:  NONE       Party:       N/A
Form or Registration
No.:                     N/A        Date Filed:  N/A

------------------------

(1) Calculated by multiplying $26.00, the per share tender offer price, by 4,674,314, the number of shares of Common Stock sought in the Offer.

(2) 1/50 of 1% of the Transaction Valuation.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                  Page 1 of 10
                     (Exhibit Index is Located on Page 10)


     CUSIP NO. 48577P106                   14D-1                   PAGE 2 OF 10 PAGES

       1.  Name of Reporting Person
           S.S. or I.R.S. Identification Nos. of Above Person

           KK Acquisition Corp.                                                         56-1997232

       2.  Check the Appropriate Box if a Member of a Group                                (a) /X/
                                                                                           (b) / /

       3.  SEC Use Only

       4.  Sources of Funds
           AF

       5.  Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(e) or
           2(f)    / /

       6.  Citizenship or Place of Organization
           Delaware

       7.  Aggregate Amount Beneficially Owned by Each Reporting Person
           3,134,942*

       8.  Check Box if the Aggregate Amount in Row (7) Excludes Certain Shares                / /
           N/A

       9. Percent of Class Represented by Amount in Row (7) approximately 67.1%*

      10.  Type of Reporting Person
           CO

* Indicates the number of Shares to be owned by KK Acquisition Corp. ("Purchaser") in the event Purchaser exercises its option to purchase shares of Kash n' Karry Food Stores, Inc. (the "Company") pursuant to an agreement (the "Stockholders Agreement"), dated October 31, 1996, among Food Lion, Inc. ("Parent"), Purchaser, the Company and the Selling Stockholders (as defined in
  Item 11). Pursuant to the Stockholders Agreement, the Selling Stockholders have agreed, among other things, to validly sell and tender pursuant to the tender offer by Purchaser, a wholly owned subsidiary of FLI Holding Corp., a wholly owned subsidiary of Parent, all of the shares of the Company beneficially owned by them, which shares represent, in the aggregate, approximately 67.1% of the Company's outstanding shares on October 31, 1996. Pursuant to the Stockholders Agreement, each of the Selling Stockholders has agreed, and has also granted Parent an irrevocable proxy, to vote, or grant a consent or approval in respect of the shares subject to the Stockholders Agreement, against any competing transaction including any other merger, or any extraordinary corporate transaction such as a consolidation, combination or sale of the Company's assets or any proposal or transaction that would, in any manner, impede, frustrate, prevent or nullify the Offer (as defined below) or the transactions contemplated by the Agreement and Plan of Merger, dated as of October 31, 1996 by and among Parent, Purchaser and the Company (the "Merger Agreement"). The Stockholders Agreement is described more fully in
  Section 10 of the Offer to Purchase dated November 15, 1996 of Parent, Holding and Purchaser (the "Offer to Purchase").


     CUSIP NO. 48577P106                   14D-1                   PAGE 3 OF 10 PAGES

       1.  Name of Reporting Person
           S.S. or I.R.S. Identification Nos. of Above Person

           FLI Holding Corp.                                                            56-1997227

       2.  Check the Appropriate Box if a Member of a Group                                (a) /X/
                                                                                           (b) / /

       3.  SEC Use Only

       4.  Sources of Funds
           AF

       5.  Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(e) or
           2(f)    / /

       6.  Citizenship or Place of Organization
           Delaware

       7.  Aggregate Amount Beneficially Owned by Each Reporting Person
           3,134,942*

       8.  Check Box if the Aggregate Amount in Row (7) Excludes Certain Shares                / /
           N/A

       9. Percent of Class Represented by Amount in Row (7) approximately 67.1%*

      10.  Type of Reporting Person
           HC

* Indicates the number of Shares to be owned by Purchaser in the event Purchaser exercises the option to purchase Shares pursuant to the Stockholders Agreement. Pursuant to the Stockholders Agreement, the Selling Stockholders have agreed, among other things, to validly sell and tender pursuant to the tender offer by Purchaser, all of the shares of the Company beneficially owned by them, which shares represent, in the aggregate, approximately 67.1% of the Company's outstanding shares on October 31, 1996. Pursuant to the Stockholders Agreement, each of the Selling Stockholders has agreed, and has also granted Parent an irrevocable proxy, to vote or grant a consent or approval in respect of the shares subject to the Stockholders Agreement against any competing transaction including any other merger, or any extraordinary corporate transaction such as a consolidation, combination or sale of the Company's assets or any proposal or transaction that would, in any manner, impede, frustrate, prevent or nullify the Offer or the transactions contemplated by the Merger Agreement. The Stockholders Agreement is described more fully in
  Section 10 of the Offer to Purchase.


     CUSIP NO. 48577P106                   14D-1                   PAGE 4 OF 10 PAGES

       1.  Name of Reporting Person
           S.S. or I.R.S. Identification Nos. of Above Person

           Food Lion, Inc.                                                              56-0660192

       2.  Check the Appropriate Box if a Member of a Group                                (a) /X/
                                                                                           (b) / /

       3.  SEC Use Only

       4.  Sources of Funds
           BK

       5.  Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(e) or
           2(f)    / /

       6.  Citizenship or Place of Organization
           North Carolina

       7.  Aggregate Amount Beneficially Owned by Each Reporting Person
           3,134,942*

       8.  Check Box if the Aggregate Amount in Row (7) Excludes Certain Shares                / /
           N/A

       9. Percent of Class Represented by Amount in Row (7) approximately 67.1%*

      10.  Type of Reporting Person
           HC

* Indicates the number of Shares to be owned by Purchaser in the event Purchaser exercises the option to purchase Shares pursuant to the Stockholders Agreement. Pursuant to the Stockholders Agreement, the Selling Stockholders have agreed, among other things, to validly sell and tender pursuant to the tender offer by Purchaser, all of the shares of the Company beneficially owned by them, which shares represent, in the aggregate, approximately 67.1% of the Company's outstanding shares on October 31, 1996. Pursuant to the Stockholders Agreement, each of the Selling Stockholders has agreed, and has also granted Parent an irrevocable proxy, to vote or grant a consent or approval in respect of the shares subject to the Stockholders Agreement against any competing transaction including any other merger, or any extraordinary corporate transaction such as a consolidation, combination or sale of the Company's assets or any proposal or transaction that would, in any manner, impede, frustrate, prevent or nullify the Offer or the transactions contemplated by the Merger Agreement. The Stockholders Agreement is described more fully in
  Section 10 of the Offer to Purchase.

    This Tender Offer Statement on Schedule 14D-1 and Amendment No. 1 to
Schedule 13D Statement filed on November 12, 1996 (this "Statement") relates to the offer by KK Acquisition Corp., a corporation organized and existing under the laws of the State of Delaware ("Purchaser") and a wholly owned subsidiary of FLI Holding Corp. ("Holding"), a Delaware corporation and a wholly owned subsidiary of Food Lion, Inc., a North Carolina corporation ("Parent"), to purchase all outstanding shares of common stock, par value $0.01 per share (the "Shares"), of Kash n' Karry Food Stores, Inc., a corporation organized and existing under the laws of the State of Delaware (the "Company"), including the associated Preferred Share Purchase Rights (the "Rights") issued pursuant to the Rights Agreement, dated as of April 13, 1995, between the Company and Fleet National Bank (successor in interest to Shawmut Bank Connecticut, N.A.), as Rights Agent, as amended by the First Amendment to Rights Agreement dated as of June 13, 1995, and the Second Amendment to Rights Agreement dated as of October 30, 1996 (the "Rights Agreement"), at a price of $26.00 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in Purchaser's Offer to Purchase dated November 15, 1996 (the "Offer to Purchase") and in the related Letter of Transmittal (which together constitute the "Offer"), copies of which are attached hereto as Exhibits (a)(1) and (a)(2), respectively. All references herein to the Rights include all benefits which may inure to stockholders of the Company pursuant to the Rights Agreement, and unless the context requires otherwise, all references herein to Shares include the Rights.

ITEM 1. SECURITY AND SUBJECT COMPANY.

    (a) The name of the subject company is Kash n' Karry Food Stores, Inc., a corporation organized and existing under the laws of the State of Delaware, which has its principal executive offices at 6422 Harney Road, Tampa, Florida 33610.

    (b) The class of equity securities and number of shares thereof being sought are the common stock, par value $0.01 per share, of the Company and all the outstanding shares thereof, including the Rights. The information set forth in the Introduction and Section 1 ("Terms of the Offer; Expiration Date") of the Offer to Purchase is incorporated herein by reference.

    (c) The information concerning the principal market in which the Shares are traded and certain high and low sales prices for the Shares in such principal market set forth in Section 6 ("Price Range of Shares; Dividends") of the Offer to Purchase is incorporated herein by reference.

ITEM 2. IDENTITY AND BACKGROUND.

    (a)-(d) and (g) This Statement is filed by Purchaser, Holding and Parent. The information concerning the name, state or other place of organization, principal business and address of the principal office of each of Purchaser, Holding and Parent and the information concerning the name, business address, present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment or occupation is conducted, material occupations, positions, offices or employments during the last five years and citizenship of each of the executive officers and directors of Purchaser, Holding, Parent and Etablissements Delhaize Freres et Cie "Le Lion" S.A. ("Delhaize"), which holds a majority(1) of Parent's voting securities, are set forth in the Introduction, Section 8 ("Certain Information Concerning Purchaser, Holding and Parent") and Schedule I of the Offer to Purchase and are incorporated herein by reference.

    (e) and (f) During the last five years, none of Purchaser, Holding, Parent or Delhaize and, to the best knowledge of Purchaser, Holding, Parent and Delhaize, none of the persons listed on Schedule I of the Offer to Purchase has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent

------------------------

(1) Includes shares held of record by Delhaize's wholly owned subsidiary, Delhaize The Lion America, Inc., a Delaware corporation.

                               Page 5 of 10 Pages
jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

ITEM 3. PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE SUBJECT COMPANY.

    (a) The information set forth in Section 8 ("Certain Information Concerning Purchaser, Holding and Parent") and Section 10 ("Background of the Offer; Contacts with the Company; the Stockholders Agreement; the Merger Agreement") is incorporated herein by reference.

    (b) The information set forth in the Introduction, Section 7 ("Certain Information Concerning the Company"), Section 8 ("Certain Information Concerning Purchaser, Holding and Parent"), Section 10 ("Background of the Offer; Contacts with the Company; the Stockholders Agreement; the Merger Agreement") and Section 11 ("Purpose of the Offer; Plans for the Company After the Offer and the Merger") of the Offer to Purchase is incorporated herein by reference.

ITEM 4. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

    (a)-(c) The Information set forth in Section 9 ("Financing of the Offer and the Merger") of the Offer to Purchase is incorporated herein by reference.

ITEM 5. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDER.

    (a)-(e) The information set forth in the Introduction, Section 10 ("Background of the Offer; Contacts with the Company; the Merger Agreement; the Stockholders Agreement") and Section 11 ("Purpose of the Offer; Plans for the Company After the Offer and the Merger") of the Offer to Purchase is incorporated herein by reference.

    (f) and (g) The information set forth in Section 13 ("Effect of the Offer on the Market for Shares, Exchange Listing and Exchange Act Registration") of the Offer to Purchase is incorporated herein by reference.

ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

    (a) and (b) The information set forth in the Introduction, Section 8 ("Certain Information Concerning Purchaser, Holding and Parent") and Section 10 ("Background of the Offer; Contacts with the Company; the Stockholders Agreement; the Merger Agreement") of the Offer to Purchase is incorporated herein by reference.

ITEM 7. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
       WITH RESPECT TO THE SUBJECT COMPANY'S SECURITIES.

    The information set forth in the Introduction, Section 8 ("Certain Information Concerning Purchaser, Holding and Parent"), Section 10 ("Background of the Offer; Contacts with the Company; the Stockholders Agreement; the Merger Agreement") and Section 11 ("Purpose of the Offer; Plans for the Company After the Offer and the Merger") of the Offer to Purchase is incorporated herein by reference.

ITEM 8. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

    The information set forth in the Introduction and Section 16 ("Fees and Expenses") of the Offer to Purchase is incorporated herein by reference.

                               Page 6 of 10 Pages

ITEM 9. FINANCIAL STATEMENTS OF CERTAIN BIDDERS.

    The information set forth in Section 8 ("Certain Information Concerning Purchaser, Holding and Parent") of the Offer to Purchase is incorporated herein by reference.

ITEM 10. ADDITIONAL INFORMATION.

    (a) The information set forth in the Introduction, Section 8 ("Certain Information Concerning Purchaser, Holding and Parent"), Section 10 ("Background of the Offer; Contacts with the Company; the Stockholders Agreement; the Merger Agreement"), Section 11 ("Purpose of the Offer; Plans for the Company after the Offer and the Merger") and Section 12 ("Dividends and Distributions") of the Offer to Purchase is incorporated herein by reference.

    (b) and (c) The information set forth in Section 15 ("Certain Legal Matters and Regulatory Approvals") of the Offer to Purchase is incorporated herein by reference.

    (d) Not applicable.

    (e) None.

    (f) The information set forth in the Offer to Purchase and the Letter of Transmittal is incorporated herein by reference.

ITEM 11. MATERIAL TO BE FILED AS EXHIBITS.

    (a)(1) Offer to Purchase dated November 15, 1996.

    (a)(2) Letter of Transmittal.

    (a)(3) Notice of Guaranteed Delivery.

    (a)(4) Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Nominees.

    (a)(5) Letter from Brokers, Dealers, Commercial Banks, Trust Companies and Nominees to Clients.

    (a)(6) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

    (a)(7) Summary Advertisement as published in THE WALL STREET JOURNAL on November 15, 1996.

    (a)(8) Press Release issued by Parent and the Company on October 31, 1996 (incorporated herein by reference to Exhibit 99 to Parent's Current Report on Form 8-K filed November 4, 1996).

    (a)(9) Press Release issued by Parent and the Company on November 8, 1996.

    (a)(10) Press Release issued by Parent on November 15, 1996.

    (b) Food Lion, Inc. Senior Credit Facilities Commitment Letter from Chase Securities Inc. and The Chase Manhattan Bank to Parent, dated October 29, 1996.

    (c)(1) Agreement and Plan of Merger, dated as of October 31, 1996, among Parent, Purchaser and the Company (incorporated herein by reference to Exhibit 2 to Parent's Current Report on Form 8-K filed November 4, 1996).

    (c)(2) Stockholders Agreement, dated as of October 31, 1996 among BankAmerica Capital Corporation, Citicorp North America, Inc., Landmark Equity Partners III, L.P., Landmark Equity Partners IV, L.P., The Prudential Insurance Company of America, Prudential Property & Casualty Company, The Prudential Insurance Company of Arizona, PaineWebber Capital Inc., UBS Capital LLC, High Yield Portfolio, IDS

                               Page 7 of 10 Pages

Bond Fund, Inc., IDS Life Advantage Fund, Pruco Life Insurance Company, Wells, Fargo & Company (collectively, the "Selling Stockholders"), the Company, Parent and Purchaser (incorporated herein by reference to Exhibit 10 to the Parent's Current Report on Form 8-K filed November 4, 1996).

    (c)(3) Confidentiality Agreement between Company and Parent, dated May 20, 1996.

    (c)(4) Confidentiality Agreement between Parent and Company, dated May 21, 1996.

    (d) None.

    (e) Not applicable.

    (f) Not applicable.

                               Page 8 of 10 Pages

                                   SIGNATURE

    After due inquiry and to the best of each of the undersigned's knowledge and belief, the undersigned do hereby certify that the information set forth in this statement is true, complete and correct.

November 15, 1996               KK ACQUISITION CORP.

                                By:  /s/ R. WILLIAM MCCANLESS
                                     -----------------------------------------
                                     Name: R. William McCanless
                                     Title:  Vice President

                                FLI HOLDING CORP.

                                By:  /s/ R. WILLIAM MCCANLESS
                                     -----------------------------------------
                                     Name: R. William McCanless
                                     Title:  Vice President

                                FOOD LION, INC.

                                By:  /s/ R. WILLIAM MCCANLESS
                                     -----------------------------------------
                                     Name: R. William McCanless
                                     Title:  Senior Vice President and
                                             Chief Administrative Officer

                               Page 9 of 10 Pages

                                 EXHIBIT INDEX

 EXHIBIT
   NO.                                                      ITEM
---------  -------------------------------------------------------------------------------------------------------

(a)(1)     Offer to Purchase dated November 15, 1996

(a)(2)     Letter of Transmittal

(a)(3)     Notice of Guaranteed Delivery

(a)(4)     Letter from the Information Agent to Brokers, Dealers, Commercial Banks, Trust Companies and Nominees

(a)(5)     Letter from Brokers, Dealers, Commercial Banks, Trust Companies and Nominees to Clients

(a)(6)     Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9

(a)(7)     Summary Advertisement as published in THE WALL STREET JOURNAL on November 15, 1996

(a)(9)     Press Release issued by Parent and the Company on November 8, 1996

(a)(10)    Press Release issued by Parent on November 15, 1996

(b)        Food Lion, Inc. Senior Credit Facilities Commitment Letter from Chase Securities Inc. and The Chase
           Manhattan Bank to Parent, dated October 29, 1996

(c)(3)     Confidentiality Agreement between Company and Parent, dated May 20, 1996

(c)(4)     Confidentiality Agreement between Parent and Company, dated May 21, 1996

(d)        None

(e)        Not applicable

(f)        Not applicable

                              Page 10 of 10 Pages